Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2014

LONDON, U.K., August 12, 2014  — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months ended June 30, 2014.

Highlights — Three Months Ended June 30, 2014

•      US GAAP revenue amounted to $112.3 million, an increase of 34% year over year.

•      Earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for stock based compensation and for change in fair value of contingent consideration was $19.1 million and EBITDA margin was 17%, compared to $14.4 million and 17.1%, respectively, in the year-ago quarter.

•      Adjusted EBITDA increased 32.6% year over year and net income increased 28.6% year over year.

•      Diluted earnings per share (EPS) on a US GAAP basis was $0.38, compared to $0.32 in the year-ago quarter.

•      Diluted EPS on a non-GAAP basis was $0.45, compared to $0.36 in the year-ago quarter.

Revenue for the three months ended June 30, 2014 increased to $112.3 million, up 34% from $83.8 million for the same period a year ago. EBITDA adjusted for stock based compensation and for change in fair value of contingent consideration was $19.1 million and corresponding EBITDA margin was 17%, as compared to $14.4 million and 17.1%, respectively, in the year-ago quarter. US GAAP net income was $12.6 million, or $0.38 per diluted share, compared to $9.8 million and $0.32 per diluted share for the same period a year ago. Non-GAAP Net Income was $14.6 million, or $0.45 per diluted share, compared to $11.1 million and $0.36 per diluted share for the same period a year ago. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

“I am pleased to report that it was one of the record first quarters in the history of the company.  We experienced strong demand for our services, substantial portion of which was driven by Luxoft’s award-winning solutions, especially among financial services and automotive clients,” said Dmitry Loschinin, President and Chief Executive Officer. “We have acquired great logos across all verticals, including new High Potential Accounts in Financial Services and Automotive.  We are also very excited about our most recent acquisition — Populus Suite, which solidified our HMI offering for the automotive OEMs and our overall positioning in that segment.  Finally, our Global Upgrade Program, which was launched early in the quarter, is progressing smoothly.  During the first quarter we grew our presence in EU locations, opened a new delivery center in Detroit, Michigan, and made progress in rebalancing the locations of our critical staff.  We are encouraged to see a mix of our ongoing strong business dynamic, overall demand for IT services among our customer base, and current opportunities in the pipeline; therefore, we are increasing our revenue guidance for the year ending March 31, 2015 to at least 22% year over year growth.”

The core revenue generating geographies experienced double digit growth during the past quarter, as compared to the same period a year ago: revenues generated in the U.S. increased 33%, revenues generated in the U.K. increased 44% and revenues generated in Germany increased 36%. As of June 30, 2014, the total number of employees was 7,777, while attrition continued to decrease.

Outlook for The Year Ending March 31, 2015:

The Company is increasing its original revenue and Non-GAAP guidance and providing the following for the financial year ending March 31, 2015:

•      Revenue is expected to reach at least $486.0 million, an increase of at least 22.0% year over year, compared to at least $478.0 million, an increase of at least 20.0% year over year.

•      EBITDA margin adjusted for stock-based compensation is expected to be in the range of 17.0% - 19.0%.

•      Diluted EPS guidance is expected to stay at the same level of at least $1.80 on a US GAAP basis; the guidance is being raised to at least $1.95 on a non-GAAP basis, compared to at least $1.90 previously.

•      EPS is based on an estimated weighted average of 32,840,105 diluted shares.

“We have been enjoying a strong operational and financial momentum, which, in our view, underlines resilience of our business model,” said Roman Yakushkin, Chief Financial Officer.  “We believe that the Company continues to grow substantially faster than the overall custom application and software development segment as our clients focus on bringing essential innovation to market in the shortest possible time.  They also increasingly prefer executing complex engagements in a fixed price, managed delivery format.  This was another quarter of robust growth across our key geographies.  During the first quarter of financial year ending March 31, 2015, the revenue growth dynamic has continued to stay ahead of the delivery headcount growth, while we continued to maintain low attrition and solid revenue per delivery employee.”

Conference Call Information:

Luxoft Holding, Inc will host a conference call on August 13, 2014 at 8:00 a.m. EST to discuss its financial results for the three months ended June 30, 2014. To access the conference call,

please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1039653. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13587046. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on August 20, 2014. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 16 dedicated delivery centers worldwide. It has over 7,700 employees across 21 offices in 13 countries in North America, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly  in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries  divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2014 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of US dollars)

	For the three months ended June 30,
	2013	2014
	(unaudited)

Sales of services	$83,771	$112,302
Operating expenses
Cost of services (exclusive of depreciation and amortization)	49,029	65,649
Selling, general and administrative expenses	20,920	28,605
Depreciation and amortization	2,897	3,649
Loss from revaluation of contingent liability	—	326
Operating income	10,925	14,073

Other income and expenses
Interest expense, net	(381)	(259)
Other gains/(loss), net	31	433
Gain from foreign currency exchange contract	93	165
Net foreign exchange loss	(270)	(394)
Income before Income taxes	10,398	14,018
Income tax expense	(584)	(1,441)
Net income	$9,814	$12,577
Net income attributable to the Group	$9,814	$12,577

Other comprehensive income, net of tax
Foreign currency translation adjustment	496	12
Comprehensive income	$10,310	$12,589
Comprehensive income attributable to the Group	$10,310	$12,589

Luxoft Holding, Inc

Consolidated Balance Sheet

(In thousands of US dollars except share amounts)

	As of March 31, 2014	As of June 30, 2014 (unaudited)

Assets
Current assets:
Cash and cash equivalents	$37,503	$41,585
Trade accounts receivable, net of allowance for doubtful accounts of $651 at March 31, 2013 and $767 at June 30, 2014	103,892	92,896
Unbilled revenue	611	10,148
Work-in-progress	4,720	4,955
Due from related parties	1,280	1,496
VAT and other taxes receivable	1,755	1,535
Deferred tax assets	1,027	572
Advances issued	3,689	3,084
Foreign currency exchange contracts financial assets	—	112
Other current assets	2,295	3,184
Total current assets	156,772	159,567

Non-current assets:
Property and equipment, net	26,445	28,248
Intangible assets, net	21,007	23,184
Goodwill	11,351	11,543
Other non-current assets	2,122	2,624
Total non-current assets	60,925	65,599
Total assets	$217,697	$225,166

Luxoft Holding, Inc

Consolidated Balance Sheet

(In thousands of US dollars except share amounts)

(continued)

	As of March 31, 2014	As of June 30, 2014 (unaudited)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$20,476	$15,160
Accounts payable	10,575	5,692
Advances received	1,754	1,896
Accrued liabilities	15,360	14,792
Deferred revenue	195	1,935
Due to related parties	144	504
Capital lease obligations, current portion	38	38
VAT and other taxes payable	8,965	10,481
Contingent payable for business acquisition, current	1,489	2,519
Dividends payable to shareholders	18	18
Foreign currency exchange contract financial liabilities	411	—
Contingent payable for software acquisition, current	171	524
Other current liabilities	458	544
Total current liabilities	60,054	54,103

Deferred tax liability, non-current	2,811	2,413
Capital lease obligations, less current portion	68	58
Contingent payable for business acquisition, non-current	3,320	4,044
Contingent payable for software acquisition, non-current	1,749	1,449
Other non current liabilities	78	78
Total liabilities	68,080	62,145

Shareholders’ equity:
Share capital (80,000,000 shares authorized; 32,758,535 issued and outstanding with no par value as at March 31, 2014, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at June 30, 2014)	—	—
Additional paid-in capital	83,390	84,205
Retained earnings	67,470	80,047
Accumulated other comprehensive loss	(1,275)	(1,263)
Total shareholders’ equity attributable to the Group	149,585	162,989
Non-controlling interest	32	32
Total equity	149,617	163,021
Total liabilities and equity	$217,697	$225,166

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended June 30,
				2014
	2014 GAAP	2014 Adjustments		Non- GAAP
Operating income	14,073	2,067	(a)	16,140
Net income	12,577	2,067	(b)	14,644
Diluted earnings per share	$0.38	—		$0.45

	Three Months Ended June 30,
				2013
	2013 GAAP	2013 Adjustments		Non- GAAP
Operating income	10,925	1,326	(a)	12,251
Net income	9,814	1,326	(b)	11,140
Diluted earnings per share	$0.32	—		$0.36

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Three Months Ended June 30,
(a)	2013	2014
Adjustments to GAAP operating income
Stock-based compensation expense	$685	$815
Amortization of purchased Intangible assets	641	926
Loss from revaluation of contingent liability	—	326
Total Adjustments to GAAP income from operations:	$1, 326	$2, 067

	Three Months Ended June 30,
(b)	2013	2014
Adjustments to GAAP net income
Stock-based compensation expense	$685	$815
Amortization of purchased Intangible assets	641	926
Loss from revaluation of contingent liability	—	326
Total Adjustments to GAAP net income	$1, 326	$2, 067

	Three Months Ended June 30,
	2013	2014
Net income	$9, 814	$12, 577
Adjusted for:
Interest Expense	381	259
Income tax	584	1, 441
Depreciation and Amortization	2, 897	3, 649
EBITDA	$13, 676	$17 926
Adjusted for
Stock based compensation expense	685	815
Change in fair value of contingent consideration	—	326
Adjusted EBITDA	$14, 361	$19, 067

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended June 30,
	2013		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	$33,280	39,7%	$44,159	39,3%
UK	23,502	28,1%	33,866	30,2%
Germany	11,215	13,4%	15,210	13,5%
Russia	7,041	8,4%	8,188	7,3%
Canada	4,274	5,1%	1,124	1,0%
Rest of Europe	4,153	5,0%	6,102	5,4%
Other	306	0,3%	3,653	3,3%
Total	$83 771	100%	$112 302	100%

	Revenue for the three Months Ended June 30,
	2013		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$46,760	55,8%	$75,138	66,9%
Automotive and transport	8,342	10,0%	11,563	10,3%
Travel and Aviation	10,595	12,6%	8,010	7,1%
Technology	7,959	9,5%	6,769	6,0%
Telecom	7,687	9,2%	7,083	6,3%
Energy	1,979	2,4%	3,107	2,8%
Other	449	0,5%	632	0,6%
Total	$83,771	100%	$112,302	100%